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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   FORM 8-A/A
                                (Amendment No. 2)

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
         SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  VIDAMED, INC.
             (Exact Name of Registrant as Specified in its Charter)


                     Delaware                                77-0314454
(State or Other Jurisdiction of Incorporation)  (I.R.S. Employer Identification
                                                             Number)

                   46107 Landing Parkway
                    Fremont, California                         94538
          (Address of Principal Executive Offices)           (Zip Code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box:[_]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:[X]

Securities Act registration statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

             Title of Each Class              Name of Each Exchange on Which
             to be so Registered               Each Class is to be Registered
---------------------------------------- ---------------------------------------

                    None                              Not applicable


Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)

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Item 1. Description of Registrant's Securities to Be Registered

         Pursuant to the Preferred Shares Rights Agreement (the "Rights Agreement") dated as of January 27, 1997 between VidaMed, Inc. ("VidaMed") and American Securities Transfer, Inc. (now known as Computershare Trust Company), as Rights Agent (the "Rights Agent"), VidaMed's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of VidaMed's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of common stock, par value $0.001 per share ("Common Shares"), of VidaMed. The dividend was payable on January 31, 1997 (the "Record Date") to stockholders of record of VidaMed as of the close of business on that date. Each Right entitles the registered holder to purchase from VidaMed one one-thousandth of a share of Series A Preferred at an exercise price of $50.00 (the "Purchase Price"), subject to adjustment.

         Since January 27, 1997, the Rights Agreement has been amended (1) to increase the percentage beneficial ownership trigger from 20% to 25% for Medtronic Asset Management, Inc. or any of its affiliates or associates (collectively, the "Medtronic Group") for purposes of the definition of "Acquiring Person"; (2) to conform the Rights Agreement to current Delaware law by deleting the "continuing director" (or what is commonly referred to as the "dead hand") provisions; (3) to provide that neither Medtronic, Inc. ("Medtronic") nor its merger subsidiary, VidaMed Acquisition Corp., nor any of their affiliates or associates, will become an "Acquiring Person" and that no "Share Acquisition Date," "Distribution Date" or "Triggering Event" (as such terms are defined in the Rights Agreement) will occur as a result of the approval, execution or delivery of the Agreement and Plan of Merger dated as of December 5, 2001 among VidaMed, Medtronic and VidaMed Acquisition Corp. (the "VidaMed/Medtronic Merger Agreement"), the consummation of any of the transactions contemplated thereby or the consummation of the other agreements or transactions contemplated thereby; and (4) to provide that the Expiration Date (as such term is defined in the Rights Agreement) will occur immediately prior to the effective time of the merger of Medtronic's merger subsidiary with and into VidaMed pursuant to the VidaMed/Medtronic Merger Agreement (the Rights Agreement, as so amended, the "Rights Agreement").

         The following is a summary of the principal terms of the Rights Agreement. The following summary is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. Copies of the Amended and Restated Rights Agreement dated as of November 8, 2001 and Amendment No. 1 to Rights Agreement dated as of December 5, 2001 have been filed as exhibits to this Registration Statement and are incorporated herein by this reference.

         Rights Evidenced by Common Share Certificates. The Rights will not be exercisable until the Distribution Date (defined below). Until the Distribution Date, certificates for the Rights ("Rights Certificates") will not be sent to stockholders; instead, the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates that were outstanding on the Record Date evidence the Rights related thereto, and Common Share certificates issued after the Record Date contain and will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without the notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         Distribution Date. The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by VidaMed's Board of Directors) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% (25%, in the case of a member of the Medtronic Group) or more of the

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outstanding Common Shares; and (ii) 10 business days (or such later date as may be determined by VidaMed's Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% (25%, in the case of a member of the Medtronic Group) or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

         Neither Medtronic nor its merger subsidiary, VidaMed Acquisition Corp. nor any of their affiliates or associates, will become an "Acquiring Person" and no "Share Acquisition Date," "Distribution Date" or "Triggering Event" (as such terms are defined in the Rights Agreement) will occur as a result of the approval, execution or delivery of the VidaMed/Medtronic Merger Agreement, the consummation of any of the transactions contemplated thereby or the consummation of the other agreements or transactions contemplated thereby.

         Issuance of Rights Certificates; Expiration of Rights. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or
(ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by VidaMed's Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) December 19, 2006 (the "Final Expiration Date") , (ii) redemption or exchange of the Rights as described below, (iii) consummation of an acquisition of VidaMed satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below, or (iv) immediately prior to the effective time of the merger of Medtronic's merger subsidiary with and into VidaMed pursuant to the VidaMed/Medtronic Merger Agreement (the "Expiration Date").

         Initial Exercise of the Rights. Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $50.00 per Right, one one-thousandth share of the Series A Preferred. In the event that VidaMed does not have sufficient Series A Preferred available for all Rights to be exercised, or VidaMed's Board of Directors decides that such action is necessary and not contrary to the interests of Rights holders, VidaMed may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

         Right to Buy VidaMed Common Shares. Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% (25%, in the case of a member of the Medtronic Group) or more of VidaMed's Common Shares then outstanding (other than pursuant to a Permitted Offer), then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by VidaMed as set forth below.

         Right to Buy Acquiring Company Stock. Unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) VidaMed is acquired in a merger or other business combination transaction, or (ii) VidaMed consummates a merger or other business combination transaction in which VidaMed is the continuing or surviving corporation, or
(iii) 50% or more of

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VidaMed's assets or earning power are sold, each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of (i) the corporation acquiring VidaMed or (ii) VidaMed or (iii) the purchaser of 50% or more of VidaMed's assets or earning power, respectively, such shares in each case having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

         Permitted Offer. A Permitted Offer means a tender offer for all outstanding Common Shares that has been determined by VidaMed's Board of Directors to be fair and otherwise in the best interests of VidaMed and its stockholders. Where VidaMed's Board of Directors has determined that a tender offer constitutes a Permitted Offer, the Rights will not become exercisable to purchase Common Shares or shares of the acquiring company (as the case may be) at the discounted price described above.

         Exchange Provision. At any time after the acquisition by an Acquiring Person of 20% (25%, in the case of a member of the Medtronic Group) or more of VidaMed's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of VidaMed's outstanding Common Shares, the Board of Directors of VidaMed may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

         Redemption. At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person of 20% (25%, in the case of a member of the Medtronic Group) or more of VidaMed's outstanding Common Shares (the "Shares Acquisition Date") or such later date as may be determined by VidaMed's Board of Directors and publicly announced by VidaMed, or (ii) the Final Expiration Date of the Rights, VidaMed may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

         Adjustments to Prevent Dilution. The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by VidaMed as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

         Cash Paid Instead of Issuing Fractional Shares. No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

         No Stockholders' Rights Prior to Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of VidaMed (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

         Amendment of Rights Agreement. The provisions of the Rights Agreement may be supplemented or amended by VidaMed's Board of Directors in any manner prior to the close of business on the date of the acquisition by an Acquiring Person of 20% (25%, in the case of a member of the Medtronic Group) or more of VidaMed's outstanding Common Shares without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by VidaMed's Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or

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lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         Rights and Preferences of the Series A Preferred. Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to $50,000 per share. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

         Certain Anti-Takeover Effects. The Rights approved by VidaMed's Board of Directors are designed to protect and maximize the value of the outstanding equity interests in VidaMed in the event of an unsolicited attempt by an acquiror to takeover VidaMed in a manner or on terms not approved by VidaMed's Board of Directors. Takeover attempts frequently include coercive tactics to deprive VidaMed's Board of Directors and stockholders of any real opportunity to determine the destiny of VidaMed or to evaluate and protect the long-term value of VidaMed. The Rights are not intended to prevent a takeover of VidaMed. The Rights may be redeemed by VidaMed at $.01 per Right within ten days (or such later date as may be determined by VidaMed's Board of a Directors) after the accumulation of 20% (25%, in the case of a member of the Medtronic Group) or more of VidaMed's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by VidaMed's Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of VidaMed or interfere with its business plans. VidaMed's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of VidaMed deemed undesirable by VidaMed's Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire VidaMed on terms or in a manner not approved by VidaMed's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

         Copies of the Amended and Restated Rights Agreement dated as of November 8, 2001 and Amendment No. 1 to Rights Agreement dated as of December 5, 2001 have been filed as Exhibits 4.1 and 4.2, respectively, to this Registration Statement. Copies of the Amended and Restated Rights Agreement dated as of November 8, 2001 and Amendment No. 1 to Rights Agreement dated as of December 5, 2001 are available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement dated as of November 8, 2001 and Amendment No. 1 to Rights Agreement dated as of December 5, 2001, which are incorporated herein by this reference.

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Item 2.  Exhibits.

             Exhibit
             -------
              No.                           Description
              ---                           -----------


             4.1 Amended and Restated Rights Agreement effective as of November 8, 2001 between VidaMed, Inc. and Computershare Trust Company.

             4.2 Amendment No. 1 to Rights Agreement dated as of December 5, 2001 between VidaMed, Inc. and Computershare Trust Company.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment on Form 8-A/A to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VIDAMED, INC.


                                           By:  /s/  RANDY D. LINDHOLM
                                              ----------------------------------
                                                        Randy D. Lindholm
                                                Chairman, President and Chief
                                                  Executive Officer

Dated: December 6, 2001

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                                  VIDAMED, INC.

                                   FORM 8-A/A

                                INDEX TO EXHIBITS



     Exhibit No.                              Description
     -----------                              -----------

         4.1 Amended and Restated Rights Agreement effective as of November 8, 2001 between VidaMed, Inc. and Computershare Trust Company.

         4.2 Amendment No. 1 to Rights Agreement dated as of December 5, 2001 between VidaMed, Inc. and Computershare Trust Company.

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